SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: February 2003

                                     QSC AG
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                    QSC Corp
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Germany
                         ------------------------------
                         (Jurisdiction of organization)

               Mathias-Bruggen Strasse 55, 50829 Cologne, Germany
               --------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: +011-49-221-6698-837

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of QSC AG, dated February 18, 2003, in connection with the Company's preliminary results for 2002 and outlook for 2003.

            QSC AG: Preliminary Numbers for 2002 and Outlook for 2003

               o    Revenues up by 60%, loss down 30%
               o    EBITDA better than planned in early 2002
               o    EBITDA breakeven point planned for current fiscal year
               o    EUR 50 MM liquidity planned for December 31, 2003

Cologne, February 18, 2003. According to preliminary results, QSC AG grew its revenues by 60% to EUR 47.0 MM for the past fiscal year (2001: EUR 29.4 MM). In the fourth quarter of 2002, the company generated revenues of EUR 13.4 MM, as opposed to EUR 9.2 MM for the comparable period in 2001.

The preliminary annual EBITDA loss amounted to EUR -59.8 MM, slightly better than forecasted in early 2002 (EUR -60 to -70 MM). The sharp 30% reduction from the EBITDA loss of EUR -85.4 MM in 2001 was essentially attributable to the company's growth of higher-margin direct revenues with business customers and its project business, as well as rigorous cost management. The EBITDA loss for the fourth quarter of 2002 stood at EUR -14.4 MM (Q4 2001: EUR -20.8 MM).

The positive development of revenues and EBITDA led to a sharp reduction in cash burn in 2002. For the seventh quarter in a row, QSC was successful in reducing its net cash outflow from ongoing activities significantly; as planned, it was reduced by EUR 2.3 MM to EUR 12.8 MM for the fourth quarter of 2002. While the year-end liquidity status was burdened by an additional EUR 2.2 MM resulting from the first tranche payment of the purchase price for the acquisition of telecommunication company Ventelo, the overall cash burn of EUR 15.0 MM in the fourth quarter still remained below the level of the third quarter of 2002 (Q3 2002: EUR -15.1 MM). As of December 31, 2002, liquid assets totaled EUR 87.6 MM.

QSC plans revenues of EUR 105 to 115 MM for the current fiscal year and a negative EBITDA of between EUR -25 and -30 MM; the company plans to reach the EBITDA breakeven point in the fourth quarter of 2003 and the cash flow breakeven point during the course of 2004. QSC is forecasting a net liquidity of around EUR 50 MM at year-end 2003. Reaching this goal requires that the planned cash burn will be reduced by an average of at least EUR 2 MM per quarter.

The second and final tranche of the purchase price for Ventelo of up to EUR 5.2 MM, will not impact the company's liquidity status until the first half of 2004.

For further details, please contact:

QSC AG, Claudia Zimmermann, Company Spokeswoman, Tel.: +49(0)221/6698-235, Fax:
+49(0)221/6698-289, email: presse@qsc.de

QSC AG, Arne Thull, Investor Relations, Tel.: +49(0)221/6698-112, Fax:
+49(0)221/6698-009, email: invest@qsc.de

Note: This ad hoc announcement contains forward-looking statements pursuant to the US "Private Securities Litigation Act" of 1995). These forward-looking statements are based on current expectations and forecasts of future events by the management of QSC AG. Due to risks or mistaken assumptions, actual results may deviate substantially from those made in such forward-looking statements. The assumptions that may involve material deviations due to unforeseeable developments include, but are not limited to, the demand for our products and services, the competitive situation, the development, dissemination and technical performance of DSL technology and its prices, the development and dissemination of alternative broadband technologies and their respective prices, changes in respect of telecommunications regulation, legislation and adjudication, prices and timely availability of essential third-party services and products, the timely development of additional marketable value-added services, the ability to maintain and enlarge upon marketing and distribution agreements and to conclude new marketing and distribution agreements, the ability to obtain additional financing in the event that management's planning targets are not attained, the punctual and full payment of outstanding debts by sales partners and resellers of QSC AG, and the availability of sufficient skilled personnel.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         QSC AG

Date:  February 18, 2003                 By: /s/ Dr. Bernd Schlobohm
                                            ------------------------------------
                                             Name:   Dr. Bernd Schlobohm
                                             Title:  Chief Executive Officer

                                         By: /s/ Gerd Eickers
                                            ------------------------------------
                                             Name:   Gerd Eickers
                                             Title:  Chief Operating Officer